FOR IMMEDIATE RELEASE

SGOCO GROUP, LTD. ANNOUNCES
RECORD REVENUE FOR 2011 FIRST QUARTER

Beijing, China – June 28, 2011 - SGOCO Group, Ltd. (NASDAQ: SGOC), (the “Company” or “SGOCO”), a company focused on building its own brands and retail distribution network in the Chinese flat panel display market, including monitors, TVs, and application specific products, today announced its unaudited operating results for the three months ended March 31, 2011.

Financial Highlights First Quarter 2011 vs. First Quarter 2010:
•	Total revenues increased by 347% to $87.0 million, compared to $19.5 million;
•	Gross profit increased by 133% to $7.3 million, compared to $3.1 million;
•	Gross margin was 8.4%, compared to 16.1%;
•	Operating income increased by 230% to $5.7 million, compared to $1.7 million;
•	Net income increased by 826% to $5.1 million compared to $0.6 million;
•	Fully diluted EPS was $0.32, compared to $0.06; and,
•	The number of SGOCO Image retail partners was 665, compared to 206.

2011 First Quarter Overview
SGOCO started 2011 on a very strong note with record revenues of $87.0 million.  Compared to the first quarter of 2010, revenues were up 347% and compared to the fourth quarter of 2010, revenues rose 4.5%.  The SGOCO brands continue to gain recognition in the marketplace based on their high quality.  The strong growth was the result of increased customer demand for the Company’s products and expanded production capacity.  The Company believes its success stems from its continued focus on its multiple-brand, multiple channel strategy.  With the addition of POVIZON and No.10, SGOCO now has 6 brands in its portfolio.  The Company continues to target 1,000 SGOCO Image stores by the end of 2011.

Revenue
Revenue for the first quarter of 2011 was $87.0 million, an increase of 347% from $19.5 million in the first quarter of 2010.  As SGOCO’s reputation for high quality products has grown, the Company has seen increasing orders from customers.  Sales of the Company’s own brands increased by 225% in the first quarter of 2011 compared to the first quarter of 2010.  The trend toward greater sales was also aided by the increased number of SGOCO Image stores with 665 stores as of March 31, 2011 compared to 206 stores as of March 31, 2010.  SGOCO’s own brands represented 54% of total revenues.  To meet the increased market demand for the Company’s products, the Company operated with expanded production capacity in the first quarter of 2011 compared with the first quarter of 2010.  Aiming to improve factory utilization and reduce idle capacity, SGOCO added new OEM customers.  OEM revenues accounted for 30% of total revenues in the first quarter of 2011.  The remaining 16% of the Company’s revenues are made up of Company produced components and outsourced items such as LED products, network products, and control systems.

Gross Margin
With the increase in revenues, SGOCO’s gross profit for the first quarter of 2011 increased 133% to $7.3 million from $3.1 million for the first quarter of 2010.  The gross margin as a percent of sales was 8.4% in the first quarter of 2011, compared to 16.1% in the first quarter of 2010 with the decline due to downward pressure on product prices, increased sales of lower margin OEM products and the growth of low margin component and outsourced item revenues.  If general market prices stabilize and panel prices resume their declining trend, the Company expects gross margin improvement.

Operating Expenses
Selling, general and administrative expenses for the first quarter of 2011 were $1.6 million, a $0.2 million increase over the first quarter of 2010.  The largest increase in selling, general and administrative expenses was for professional fees associated with being a public company.

Provision for Income Taxes
Income tax was $0.7 million compared to $0.3 million during the three months ended March 31, 2010.

Net Income and EPS
Net income for the first quarter of 2011 was $5.1 million, an increase of 826%, compared to $0.6 million recorded for the same period last year.  Diluted EPS was $0.32 in the first quarter of 2011, compared to $0.06 in the first quarter of 2010.  Of note, diluted EPS for the first quarter of 2011 was calculated based on 16,280,942 weighted average number of common shares as compared to 8,737,596 weighted average number of common shares for the first quarter of 2010.

Cash and Working Capital
As of March 31, 2011, the Company had cash and restricted cash of $33.0 million and working capital of $40.9 million, compared to $30.0 million and $38.7 million, respectively, as of December 31, 2010.  The current ratio was 1.31 as of March 31, 2011 compared to 1.44 as of December 31, 2010.

Subsequent Events
Since the close of the first quarter, the Company repurchased and retired a total of 867,177 of its publicly-traded warrants in private transactions, for an aggregate purchase price of $320,610.16 (or $0.37 per warrant).  All of the terms of the remaining 0.7 million publicly-traded warrants remain the same.  Additionally, the Company, in private transactions, repurchased and retired a total of 31,764 of the warrants issued to its underwriters in the December 2010 offering for an aggregate purchase price of $15,882 (or $0.50 per warrant).  All of the terms of the remaining 34,903 warrants issued to its underwriters in the December 2010 offering remain the same.  The Company believes that the repurchase and retirement of these warrants benefit shareholders in the long-term as it eliminates the dilution that would have occurred in the event these warrants were exercised.

Conference Call
The Company will hold a conference call for investors tomorrow, Wednesday, June 29, 2011, at 10:00 a.m. ET.  Interested parties may participate in the call by dialing (201) 493-6749; please call in 10 minutes before the conference call is scheduled to begin and ask for the SGOCO conference call.  After opening remarks, there will be a question and answer period.  The conference call will also be broadcast live over the Internet.  To listen to the live call, please go to www.sgocogroup.com, click on the Investor Relations section, then to the Event Calendar where the conference call is posted.  Please go to the website 15 minutes early to download and install any necessary audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

About SGOCO Group, Ltd.
SGOCO Group, Ltd. is focused on developing its own brands and distribution in the Chinese flat panel display market.  Our main products are LCD/LED monitors, TVs, and other application specific products.  Our target markets are Tier 3 and Tier 4 cities where we compete by providing high quality products at competitive prices.

For more information about SGOCO, please visit http://www.sgocogroup.com

Safe Harbor and Informational Statement
This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the Company’s continued success from its focus on its multiple-brand, multiple channel strategy, the Company’s ability to achieve its target of 1,000 SGOCO Image stores by the end of 2011, the future stabilization of general market prices for the Company’s products, the resumption of the declining trend for panel prices, and whether the repurchase and retirement of outstanding warrants will benefit shareholders in the long-term. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, those events and factors described in the “Key Information – Risk Factors" section in the Company's most recently filed annual report on Form 20-F. The Company assumes no obligation to update any of the information contained or referenced in this press release.

For investor and media inquiries, please contact:
SGOCO Group, Ltd. (China) Bill Krolicki, VP of Finance Tel: + 86-10-8587-0173 Email: bill@sgoco.com	The Equity Group Inc. (US) Lena Cati Tel: 212 836-9611 / lcati@equityny.com Linda Latman Tel: 212 836-9609 / llatman@equityny.com

See accompanying tables

SGOCO GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(UNAUDITED)

	2011	2010
REVENUES:
Revenues	$86,975,624	$16,774,609
Revenues - related parties	-	2,700,999
Total revenues	86,975,624	19,475,608

COST OF GOODS SOLD:
Cost of goods sold	79,676,105	14,203,671
Cost of goods sold - related parties	-	2,138,087
Total cost of goods sold	79,676,105	16,341,758

GROSS PROFIT	7,299,519	3,133,850

OPERATING EXPENSES:
Selling expenses	216,372	79,215
General and administrative expenses	1,362,926	1,319,137
Total operating expenses	1,579,298	1,398,352

INCOME FROM OPERATIONS	5,720,221	1,735,498

OTHER INCOME (EXPENSES):
Interest income	14,840	22,845
Interest expense	(396,151)	(264,648)
Other income (expense), net	(235,949)	(166,426)
Change in fair value of warrant derivative liability	728,384	(478,540)
Total other income (expenses), net	111,124	(886,769)

INCOME BEFORE PROVISION FOR INCOME TAXES	5,831,345	848,729

PROVISION FOR INCOME TAXES	693,939	293,934

NET INCOME	5,137,406	554,795

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	339,996	(2,503)

COMPREHENSIVE INCOME	$5,477,402	$552,292

EARNINGS PER SHARE:
Basic	$0.32	$0.06
Diluted	$0.32	$0.06

WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
Basic	16,169,170	8,717,008
Diluted	16,280,942	8,737,596

SGOCO GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2011 AND DECEMBER 31, 2010
ASSETS
	March 31,	December 31,
	2011 (Unaudited)	2010
CURRENT ASSETS
Cash	$15,347,387	$23,493,805
Restricted cash	17,668,531	6,537,086
Accounts receivable, trade	60,643,251	55,985,013
Accounts receivable - related parties	-	49,559
Other receivables	3,563,688	429,864
Inventories	19,618,755	17,291,123
Advances to suppliers	57,725,627	23,312,312
Other current assets	-	46,615
Total current assets	174,567,239	127,145,377

PLANT AND EQUIPMENT, NET	17,618,943	16,886,297

OTHER ASSETS
Intangible assets, net	8,615,210	8,589,215
Total other assets	8,615,210	8,589,215

Total assets	$200,801,392	$152,620,889

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable, trade	$41,054,934	$31,958,430
Accrued liabilities	470,970	333,659
Bank overdraft	529,200	1,492,226
Notes payable	43,831,961	17,784,899
Short-term loan	36,727,548	26,864,059
Short-term loan - shareholder	2,109,392	2,545,439
Other payables	2,562,033	1,755,881
Customer deposits	5,351,475	3,278,269
Taxes payable	1,008,533	2,449,939
Total current liabilities	133,646,046	88,462,801

OTHER LIABILITIES
Warrant derivative liability	677,184	1,530,569
Put option derivative liability	-	2,000,000
Total other liabilities	677,184	3,530,569

Total liabilities	134,323,230	91,993,370

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 1,000,000 shares authorized, nil issued and outstanding as of March 31, 2011 and
December 31, 2010	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized,
17,258,356 and 17,428,089 issued and outstanding as of
March 31, 2011 and December 31, 2010	17,258	17,428
Paid-in-capital	24,555,414	24,182,003
Statutory reserves	4,074,142	3,560,838
Retained earnings	33,675,881	29,051,779
Accumulated other comprehensive income	4,155,467	3,815,471
Total shareholders' equity	66,478,162	60,627,519

Total liabilities and shareholders' equity	$200,801,392	$152,620,889

SGOCO GROUP, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Ordinary Shares			Retained Earnings		Accumulated
						Other
			Paid-in	Statutory		Comprehensive
	Shares	Par Value	Capital	Reserves	Unrestricted	Income	Total
BALANCE, December 31, 2009	14,300,000	$14,300	$17,263,916	$1,286,942	$11,394,086	$2,043,408	$32,002,652

Shares issued for recapitalization	1,027,933	1,028	4,501,937				4,502,965
Shares placed in escrow	766,823	767					767
Shareholder contribution			366,780				366,780
Reclassification of warrants to derivative liabilities			(1,094,950)				(1,094,950)
Reclassification of put options to derivative liabilities			(2,000,000)				(2,000,000)
Net income					554,795		554,795
Adjustment for statutory reserve				225,032	(225,032)		-
Foreign currency translation adjustment						(2,503)	(2,503)

BALANCE, March 31, 2010 (Unaudited)	16,094,756	$16,095	$19,037,683	$1,511,974	$11,723,849	$2,040,905	$34,330,506

Shares issued for secondary offering	1,333,333	1,333	5,293,062				5,294,395
Reclassification of warrants to derivative liabilities			(148,742)				(148,742)
Net income					19,376,794		19,376,794
Adjustment for statutory reserve				2,048,864	(2,048,864)		-
Foreign currency translation adjustment						1,774,566	1,774,566

BALANCE, December 31, 2010	17,428,089	$17,428	$24,182,003	$3,560,838	$29,051,779	$3,815,471	$60,627,519

Shares issued for secondary offering	80,267	80	373,161				373,241
Shares repurchased	(250,000)	(250)	250				-
Net income					5,137,406		5,137,406
Adjustment for statutory reserve				513,304	(513,304)		-
Foreign currency translation adjustment						339,996	339,996

BALANCE, March 31, 2011 (Unaudited)	17,258,356	$17,258	$24,555,414	$4,074,142	$33,675,881	$4,155,467	$66,478,162

SGOCO GROUP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(UNAUDITED)

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,137,406	$554,795
Adjustments to reconcile net income to cash provided by
(used in) operating activities:
Depreciation and amortization	410,269	254,290
Change in fair value of warrant derivative liability	(728,384)	478,540
Change in operating assets and liabilities
Accounts receivables, trade	(4,348,693)	6,010,971
Accounts receivables - related parties	49,657	(1,021,801)
Other receivables	(3,273,446)	(3,465)
Inventories	(2,229,114)	(2,804,757)
Advances to suppliers	(34,177,948)	(16,770,734)
Advances to suppliers-related parties	-	1,275,697
Other current assets	46,707	(256,431)
Accounts payable, trade	8,898,697	3,160,719
Accrued liabilities	135,336	282,406
Notes payable	25,868,180	4,822,668
Other payables	856,681	30,874
Other payables - related parties	-	2,742,309
Customer deposits	2,049,178	1,362,210
Customer deposits - related parties	-	(279,809)
Taxes payable	(1,449,558)	(763,589)
Net cash used in operating activities	(2,755,032)	(925,107)

CASH FLOWS FROM INVESTING ACTIVITIES:
Long term prepayment	-	(66,872)
Purchase of equipments and construction-in-progress	(932,747)	(1,594,383)
Purchase of intangible assets	(7,320)	(89,493)
Cash received from legal acquirer	-	5,913
Net cash used in investing activities	(940,067)	(1,744,835)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(11,060,588)	(3,264,800)
Bank overdraft	(967,712)	728,762
Proceeds from government	-	733,250
Proceeds from short-term loan	23,862,082	11,792,912
Payments on short-term loan	(14,172,137)	(12,647,096)
Shareholder contribution	-	366,780
Payments from shareholder loan	(436,047)	-
Proceeds from recapitalization	-	5,388,083
Payments on repurchase of warrants	(125,000)	-
Payments on repurchase of put option	(2,000,000)	-
Proceeds from shares issuance	373,242	-
Payments of financing costs	-	(666,468)
Net cash (used in) provided by financing activities	(4,526,160)	2,431,423

EFFECT OF EXCHANGE RATE ON CASH	74,841	(4,650)

DECREASE IN CASH	(8,146,418)	(243,169)

CASH, beginning of period	23,493,805	5,808,013

CASH, end of period	$15,347,387	$5,564,844

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest expenses paid (net of amount capitalized)	$396,151	$264,648
Income taxes paid	$2,006,593	$331,700